============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                               -------------------

                              NCS HEALTHCARE, INC.
                       (Name of Subject Company (Issuer))

                                 OMNICARE, INC.
                              NCS ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))

                               -------------------

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    62887410
                      (CUSIP Number of Class of Securities)

                             ----------------------

                                       and

                 CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 Not Applicable
                      (CUSIP Number of Class of Securities)

                             ----------------------

                                Peter Laterza, Esq.
                      Vice President and General Counsel
                                 Omnicare, Inc.
                      100 East RiverCenter Blvd. Suite 1600
                            Covington, Kentucky 41011
                            Telephone: (859) 392-3300
  (Name, Address and Telephone Numbers of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                               -------------------

                                   Copies to:
                             Morton A. Pierce, Esq.
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                          New York, New York 10019-6092
                            Telephone: (212) 259-8000

                               -------------------




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[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:


         [X]    third-party tender offer subject to Rule 14d-1.
         [ ]    issuer tender offer subject to Rule 13e-4.
         [ ]    going-private transaction subject to Rule 13e-3.
         [ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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The following are excerpts from a transcript of Omnicare's Second Quarter 2002
Conference Call, dated August 1, 2002, and was prepared in a good faith effort to fairly and accurately reflect those portions of the audio material from the conference call that relate to Omnicare's pre-commencement communications regarding its proposed tender offer for all shares of the Class A and Class B Common Stock of NCS HealthCare, Inc.


Excerpts from the Transcript of Omnicare's Second Quarter 2002 Conference Call
                                 August 1, 2002
--------------------------------------------------------------------------------

         CDH-1

         Thank You, Tina.

         Good morning everyone. Thanks for joining us today. We originally scheduled this call to discuss Omnicare's second quarter earnings, but we will also comment on the acquisition related activity of this week. By now you should all have the news release covering our financial results for the quarter, which we issued this morning. If you don't have it, it is available on our web site -- at www.omnicare.com -- or can be obtained by fax by calling 513-564-0700.

         Before we begin our remarks, let me remind you that as we conduct this call, various remarks that we make concerning our expectations, predictions, plans and prospects constitute forward-looking statements. As you know, actual results may differ materially from those projected by these forward-looking statements as a result of a variety of factors including those included in this morning's news release and in our various filings with the SEC. You are cautioned also that any forward-looking statements reflect management's current views only and that the company undertakes no obligation to revise or update such statements or to make additional forward-looking statements in the future.

         O.K. let's begin...

         Here today from Omnicare are Joel Gemunder, President and CEO; Dave Froesel, Sr. Vice President and Chief Financial Officer; and myself, Cheryl Hodges, Sr. Vice President - Investor Relations. I'd now like to turn the call over to Joel...

         JFG-1

         Thank you Cheryl, and good morning ladies and gentlemen.


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



         Before we discuss our earnings, I am going to take a few minutes to discuss the most recent developments regarding Omnicare's offer to acquire NCS Healthcare, Inc.

         This morning, Omnicare filed a lawsuit in Delaware Chancery Court seeking to set aside both the merger and certain related voting agreements between Genesis Health Ventures and NCS. In addition, we intend to commence shortly a cash tender offer for all of the outstanding shares of common stock of NCS for $3.50 per share.

         We are taking these steps after continued refusals by NCS to discuss Omnicare's offer to acquire the company. On July 26, we made an offer to NCS that was approved by Omnicare's board to acquire all the outstanding shares of NCS for $3.00 per share in cash. We also indicated in our offer that we were prepared to negotiate all aspects of that offer, including the purchase price. In addition, we indicated that we were flexible on the structure and would consider a stock transaction.

         NCS still did not respond to our offer, nor did they return calls we made to the senior officers of the company and to their advisors. Having received no response from NCS, we made our offer public on July 29. But as you know, shortly after we made our offer public, NCS announced that they had entered into an agreement to be acquired by Genesis Health Ventures despite the fact that the Genesis' offer only represented approximately $1.60 in Genesis stock, or approximately half of the value of our offer.

         We are a disciplined and determined buyer, but as we stated in our offer, we are flexible with respect to price. And, accordingly, we have raised our offer to $3.50 per share in cash.

         Let me repeat, under our offer, NCS stockholders would receive $3.50 per share in cash, representing more than four and a half times (4.7 times to be exact) the value of the company's stock prior to the receipt of our offer on July 26, and more than twice the value of the Genesis offer.

         The tender offer will be subject to normal tender conditions. Our offer will not be conditioned upon financing.

         We believe that the board of directors of NCS has breached its fiduciary duty to its stockholders by entering into the Genesis agreement when they were fully aware of our superior offer. We believe the NCS board should not hold their stockholders hostage to an inferior offer. For these reasons, we are asking the Court to set aside the Genesis merger and voting agreements. Through the tender, we will take our offer directly to the NCS stockholders.

         This is a compelling transaction. It makes sense for both NCS and Omnicare. It has the certainty of cash. It can be accomplished in a timely manner. Omnicare's offer will deliver more than twice the value to the NCS stockholders, and the NCS board should not prevent their stockholders from accepting this offer. ...

         We'd now be happy to take your questions...

         [Question and Answer]

         . . .

ADAM FEINSTEIN, LEHMAN BROTHERS:
Great. Thank you. Just a very quick follow-up question, if I may. Just with this news about taking the offer up to $3.50. Just how would you look at it, Joel, in terms of. . . will you guys be willing to really pay up for this, considering if it could be a great deal? Just in terms of response to our question of, how much would you guys pay before you would be willing to walk away from it?

MR. JOEL GEMUNDER:
Let me say first, we've done some 85 acquisitions in the last 10 or 11 years. We are a very disciplined and determined buyer. We feel that this particular transaction is very compelling. The fit is outstanding. It makes very good sense for both Omnicare and NCS. And it can be accomplished in a timely manner. I think you know how we look at things of this sort. We think this will be an outstanding acquisition for the Company, or else we obviously wouldn't be spending the time we have spent on it. ...

THE OPERATOR:
Our next question comes from the line of Charles Lynch with CIBC World Markets.

CHARLES LYNCH, CIBC WORLD MARKETS:
Thanks a lot. Good morning.

MR. JOEL GEMUNDER:
Good morning, Charlie.

CHARLES LYNCH, CIBC WORLD MARKETS:
I have a couple of questions regarding the NCS issue. The first is -- if my math is right your updated offer would entail a total outlay for the business of roughly $400 million, including the assumption of debt. I think I'm right there.

MR. JOEL GEMUNDER:
That is about right.

CHARLES LYNCH, CIBC WORLD MARKETS:
Related to that number, NCS has a little over $650 million in annual revenue and I am just a little bit curious -- clearly you have spent time looking at this business, and to the extent that you're willing to discuss it, I was wondering if you can talk a little bit about some of your assumptions about the potential profitability of that business within Omnicare and what kind of comfort level you would have were this transaction to go your way and you were to acquire NCS -- what kind of profitability you could drive that business to?

MR. JOEL GEMUNDER:
Well, I don't want get too involved in this at this point. But I will say that we have studied this company for a very long time. By `a long time' I mean years, not weeks or months. The fit, geographically is, we believe, outstanding. We believe the synergies will be very significant over time. I'm not going to comment on how much of this and how much of that, but I will say that in our most recent acquisition of APS, which was less than -- which had less than half the sales value, the synergies were in the range of $30 to $35 million. So we believe this is an outstanding deal and a compelling transaction for Omnicare and NCS. That's why we're giving it the attention we think it deserves. We're shareholders of both companies.

CHARLES LYNCH, CIBC WORLD MARKETS:
Just one follow-up. On your comments, Joel, at the beginning of the call, you mentioned the lawsuit that you had filed. Can you give a little more color on any potential timing, any expectations you have about that and how that's going to be addressed?

MR. JOEL GEMUNDER:
Well, I'm not a lawyer, as you know, but I'm advised by counsel that these kinds of things usually take a couple of months to resolve. ...

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



THE OPERATOR:
Our next question comes from the line of Howard Capek with UBS Warburg.

HOWARD CAPEK, UBS WARBURG
Hi, good morning.

MR. JOEL GEMUNDER:
Hi, Howard.

HOWARD CAPEK, UBS WARBURG
Two questions. To your comments you made just recently on NCS. If you have been looking at it so long, how did it just come to a head now, or have they been that elusive over time in terms of trying to approach them? That's first and separate and then, on the business, I wasn't quite sure if I heard Cheryl give the same-store growth rates for the core business. If you could also add a little color to the, what I guess is overall pricing component, but could you talk about the dialysis business, the pure inflation rate and any sort of mix issues driving those?

MR. JOEL GEMUNDER:
That's a lot of questions there, Howard. Could you break them down for me; I have already forgotten the first two. Give them to me piece by piece.

HOWARD CAPEK, UBS WARBURG
Okay, the first question is NCS. You have been looking at this for a long time and have they been that elusive throughout the course?

MR. JOEL GEMUNDER:
Yes, yes and yes. We made our first offer to them well over, well, about one year ago and we


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



have been unable to get to the point where we've been able to get into discussion. So we are -- so far we've been a determined but spurned suitor, and we believe that NCS has neglected, breached, their fiduciary duty by entering into the Genesis agreement while they were fully aware of our superior proposal.

HOWARD CAPEK, UBS WARBURG
Okay, and a year ago when there was no Genesis, presumably, making a bid, they still, at that time didn't want anything to do with you? Wow.

MR. JOEL GEMUNDER:
We made a proposal to them as far back as a year ago -- I can't remember the exact date. We have been trying very hard to open effective negotiations, but we have not been able to do so.

HOWARD CAPEK, UBS WARBURG
It doesn't sound right on their part, but that's fine ...

THE OPERATOR:
Our next question comes from the line of Alex Converse with Credit Suisse First Boston.

ALEX CONVERSE, CREDIT SUISSE FIRST BOSTON
Thanks. I just have one question regarding the NCS lawsuit, which is sort of a unique situation. I'm just wondering if you guys have been advised by your counsel if there's any particular legal precedent or other cases where you have got a majority of the voting shareholders held by . . . you know, a minority of the votes held by a minority of the people who are connected with the company and whether that's been able . . . whether there have been cases in the past where the courts have been able to vote in favor of the minority shareholders?

MR. JOEL GEMUNDER:
You are asking me to play lawyer and I'll say this -- we are well advised and we don't undertake quixotic ventures. What's important to us is the compelling nature of this transaction. It's an


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outstanding deal for both Omnicare and ourselves. We think there's been a very clear breach of fiduciary responsibility by the Board of NCS, with respect to their stockholders. We wouldn't be undertaking the course of action we're taking if we thought this was a "long shot".

ALEX CONVERSE, CREDIT SUISSE FIRST BOSTON:
Okay. Alright, thanks.

STEVE POKAWITZ, CIBC WORLD MARKETS
.... I have as your liquidity here -- you have a $500 million line. You have drawn down 80, so you have another 420 million of that availability, coupled with the cash in the balance sheet. Is that correct?

MR. DAVID FROESEL:
Yes.

STEVE POKAWITZ, CIBC WORLD MARKETS :
I would assume you are going to use that bank line towards the merger should you be successful?

MR. JOEL GEMUNDER:
Well, initially I think we would. If we can get it done in a very timely basis, yes. By that I mean if we were going to do the deal within the week that would be the avenue of financing we would choose.

STEVE POKAWITZ, CIBC WORLD MARKETS
So you have considerable liquidity on the balance sheet.

MR. JOEL GEMUNDER:
We have a very strong balance sheet with many, many options for financing, not only this, but other situations as well.


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STEVE POKAWITZ, CIBC WORLD MARKETS
Looking ahead, let's say you were to do the transaction in the next couple of months, pay it with bank debt. Obviously you would want to pay down that bank debt. Do you have an active shelf with which you could offer debt?

MR. JOEL GEMUNDER:
No we do not have a shelf.

STEVE POKAWITZ, CIBC WORLD MARKETS
At this juncture. Okay.

MR. JOEL GEMUNDER:
We really have to move along. We have some other people who are on the list of questions.

THE OPERATOR:
Brian Long with Chesapeake Partners.

STEVE POKAWITZ, CIBC WORLD MARKETS
Not a problem. Thank you very much.

MR. JOEL GEMUNDER:
Thank you.

THE OPERATOR:
Our next question comes from the line Brian Long with Chesapeake Partners.

BRIAN LONG, CHESAPEAKE PARTNERS
Hi, I have a NCS question for you. Short of a court decision in your favor, how do you expect to succeed in the NCS bid, considering 65 percent of the stock is closely held? And have you attempted, or had any luck in speaking with either NCS or their bankers since you made the offer?

MR. JOEL GEMUNDER:
No. We have not heard from anyone since our offer of July 26, which we took public on July 29. No, we have not. We are very firm believers that when this situation is litigated, the Board of NCS will clearly see its fiduciary responsibilities in the proper light and will make it possible for our proposal to be brought before the Board and its shareholders.

BRIAN LONG, CHESAPEAKE PARTNERS
I just want to clarify one thing -- have you tried, or have your bankers tried, to call NCS, or their advisors, and are those calls being ignored?

MR. JOEL GEMUNDER:
I tried myself and my calls were not answered. Our advisors called their advisors and their calls were not answered. We have exerted every effort to reach them, and having received no response from NCS, we made our offer public on July 29.

BRIAN LONG, CHESAPEAKE PARTNERS
And who are your advisors?



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MR. JOEL GEMUNDER:
We're advised by Merrill Lynch as our financial adviser and Dewey Ballantine is our legal advisor.

BRIAN LONG, CHESAPEAKE PARTNERS
Okay, thank you very much.

MS. CHERYL HODGES:
I think we have time for one more question.

THE OPERATOR:
Your next question comes from the line of John Morrisotti with ING Asset Management.

JOHN MORRISOTTI, ING ASSET MANAGEMENT
Going to a slightly different thing, and assuming that you guys have studied this NCS thing and it is a great place to go, you've also made the statement before that this is the ultimate buyer's market and you're the ultimate buyer and there are lots of others out there. Are you going down parallel paths, so can we look at other acquisitions of accretive beds or are you going to be focusing on this one first and foremost until --


MR. JOEL GEMUNDER:
Let me say this -- I just said a moment before, we have a very strong balance sheet; we have the capacity to do multiple transactions. There are many fish in the sea. Omnicare is a disciplined, but determined buyer and I believe we're going to follow the same strategy we have followed for 13 years and that is, we look -- we like to see at this juncture of time external as well as internal growth and we are not limited by any one transaction.

MS. CHERYL HODGES:
Thanks everyone. We would just like to close by saying we appreciate your interest in Omnicare and we look forward to talking with you soon.

THE OPERATOR:
Thank you for participating in today's Omnicare second-quarter 2002 conference call. You may now disconnect. (CONFERENCE CALL CONCLUDED)



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



THIS DOCUMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. OMNICARE HAS NOT YET COMMENCED THE TENDER OFFER DESCRIBED HEREIN. THE TENDER OFFER WILL BE MADE ONLY THROUGH AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT OF OMNICARE WHEN SUCH DOCUMENTS ARE FILED AND BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE TENDER OFFER STATEMENT WILL BE FILED BY OMNICARE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE STATEMENTS (WHEN FILED AND AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC'S WEB SITE AT: HTTP://WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO OMNICARE AT (859) 392-3331.

THE FOREGOING MATERIALS THAT ARE NOT HISTORICAL, ARE FORWARD-LOOKING
STATEMENTS THAT ARE ESTIMATES REFLECTING THE BEST JUDGMENT OF OMNICARE BASED ON CURRENTLY AVAILABLE INFORMATION. SUCH FORWARD-LOOKING STATEMENTS INVOLVE ACTUAL KNOWN AND UNKNOWN RISKS, UNCERTAINTIES, CONTINGENCIES AND OTHER FACTORS THAT COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO DIFFER MATERIALLY FROM THOSE STATED. SUCH RISKS, UNCERTAINTIES, CONTINGENCIES AND OTHER FACTORS, MANY OF WHICH ARE BEYOND THE CONTROL OF OMNICARE, INCLUDE OVERALL ECONOMIC, FINANCIAL AND BUSINESS CONDITIONS; TRENDS FOR THE CONTINUED GROWTH OF THE BUSINESSES OF OMNICARE; THE REALIZATION OF ANTICIPATED REVENUES, ECONOMIES OF SCALE, COST SYNERGIES AND PROFITABILITY; THE SUCCESSFUL INTEGRATION OF ACQUIRED COMPANIES; THE ABILITY TO IMPLEMENT PRODUCTIVITY, CONSOLIDATION AND COST REDUCTION EFFORTS AND TO REALIZE ANTICIPATED BENEFITS; DELAYS IN REIMBURSEMENT BY THE GOVERNMENT AND OTHER PAYORS TO CUSTOMERS AND OMNICARE; THE OVERALL FINANCIAL CONDITION OF OMNICARE'S CUSTOMERS; OMNICARE'S ABILITY TO ASSESS AND REACT TO THE FINANCIAL CONDITION OF ITS CUSTOMERS; THE IMPACT OF SEASONALITY ON THE BUSINESS OF OMNICARE; PRICING AND OTHER COMPETITIVE FACTORS IN THE INDUSTRY; THE EFFECT OF NEW GOVERNMENT REGULATIONS, EXECUTIVE ORDERS AND/OR LEGISLATIVE INITIATIVES, INCLUDING THOSE RELATING TO REIMBURSEMENT AND DRUG PRICING POLICIES AND IN THE INTERPRETATION AND APPLICATION OF SUCH POLICIES; GOVERNMENT BUDGETARY PRESSURES AND SHIFTING PRIORITIES; THE OUTCOME OF LITIGATION; THE FAILURE OF OMNICARE TO OBTAIN OR MAINTAIN REQUIRED REGULATORY APPROVALS OR LICENSES; THE ABILITY TO ATTRACT AND RETAIN NEEDED MANAGEMENT; THE IMPACT AND PACE OF TECHNOLOGICAL ADVANCES; THE ABILITY TO OBTAIN OR MAINTAIN RIGHTS TO DATA, TECHNOLOGY AND OTHER INTELLECTUAL PROPERTY; VOLATILITY IN

OMNICARE'S STOCK PRICE; ACCESS TO CAPITAL AND FINANCING; THE DEMAND FOR OMNICARE'S PRODUCTS AND SERVICES; VARIATIONS IN COSTS OR EXPENSES; THE CONTINUED AVAILABILITY OF SUITABLE ACQUISITION CANDIDATES; CHANGES IN TAX LAW AND REGULATION; CHANGES IN ACCOUNTING RULES AND STANDARDS; AND OTHER RISKS AND UNCERTAINTIES DESCRIBED IN OMNICARE'S REPORTS AND FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

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